

07001138

ES
...GECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Armour Road, Suite 210
(No. and Street)

North Kansas City (City) Missouri (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Bannwarth 816-221-8002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann PC
(Name – *if individual, state last, first, middle name*)

11440 Tomahawk Creek Parkway (Address) Leawood (City) Kansas (State) 66211 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Bannwarth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradebot Systems, Inc., as of December 31, 20 06, are true and correct I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TAMARA TUCKER
Notary Public-Notary Seal
STATE OF MISSOURI
Clay County
My Commission Expires: Oct. 25, 2009
Commission # 05788203

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3)*

TRADEBOT SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$ 5,740,465
Receivables from brokers, dealers, and clearing organizations	2,795,154
Short-term investments, at fair value	3,935,000
Prepaids and other current assets	28,005
TOTAL CURRENT ASSETS	12,498,624
PROPERTY AND EQUIPMENT, at cost	
Computer equipment and software	1,449,125
Office furniture and fixtures	39,721
Leasehold improvements	385,728
	1,874,574
Less accumulated depreciation	(1,507,302)
NET PROPERTY AND EQUIPMENT	367,272
INVESTMENTS, at fair value	993,300
OTHER ASSETS	15,681
TOTAL ASSETS	$ 13,874,877

LIABILITIES

CURRENT LIABILITIES	
Accounts payable	$ 165,267
Accrued expenses and other liabilities	29,430
TOTAL CURRENT LIABILITIES	194,697

STOCKHOLDER'S EQUITY

COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000	1,000
RETAINED EARNINGS	13,679,180
TOTAL STOCKHOLDER'S EQUITY	13,680,180
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,874,877

END

See Notes to Financial Statements